SIMPSON THACHER & BARTLETT LLP

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DIRECT DIAL NUMBER (212) 455-2948	E-MAIL ADDRESS JKAUFMAN@STBLAW.COM

September 28, 2020

VIA EDGAR

Re:	Academy Sports and Outdoors, Inc.
Amendment No. 1 to Registration Statement on Form S-1
filed on September 23, 2020
File No. 333-248683

Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549

Ladies and Gentlemen:

On behalf of Academy Sports and Outdoors, Inc. (the “Company”), we hereby transmit via EDGAR for filing with the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission Amendment No. 2 (“Amendment No. 2”) to the registration statement on Form S-1 (File No. 333-248683) (the “Registration Statement”) relating to the proposed initial public offering of shares of the Company’s common stock. The Company has prepared Amendment No. 2 in response to the Staff’s comments in its letter, dated September 25, 2020, relating to the above-referenced Amendment No. 1 to the Registration Statement (the “Comment Letter”) and in response to comments received from the Financial Industry Regulatory Authority, Inc.

In addition, we are providing the following responses to the Staff’s Comment Letter. To assist your review, we have retyped the text of the Staff’s comments in italics below. Page references in the text of this letter correspond to the pages of Amendment No. 2. The responses and information described below are based upon information provided to us by the Company.

Securities and Exchange Commission	September 28, 2020

Amendment No. 1 to Registration Statement on Form S-1 filed September 23, 2020

Summary Historical Consolidated Financial and Other Data, page 16

1.

The balance sheet data for all periods other than as of August 1, 2020 is missing from your table on page 17. Please provide a completed table in your next amendment, as it appears that all of the data for completing the table is available.

The Company advises the Staff it has revised its disclosure on page 17 accordingly.

Dilution, page 61

2.

Please revise the calculation of your pro forma net tangible book (deficit) as of August 1, 2020, and your resultant calculation of dilution per share of common stock to investors in the offering, to also give pro forma effect to the $257 million special distribution paid to existing unitholders on August 25, 2020.

The Company advises the Staff it has revised its disclosure on pages 50 and 61 accordingly.

*    *    *    *    *    *     *    *

Please do not hesitate to call me at (212) 455-2948 with any questions or comments regarding this filing or if you wish to discuss the above responses.

Very truly yours,

/s/ Joseph H. Kaufman
Joseph H. Kaufman

cc:	Securities and Exchange Commission
Patrick Kuhn
Linda Cvrkel
Cara Wirth
Erin Jaskot

Academy Sports and Outdoors, Inc.
Ken C. Hicks

Latham & Watkins LLP
Marc Jaffe
Ian Schuman

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